

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via E-mail
Mr. Lawrence B. Alletto, Chief Financial Officer
Revlon, Inc.
237 Park Avenue
New York, NY 10017

   Re: **Revlon, Inc.**
         Revlon Consumer Products Corporation
         Form 10-K for the year ended December 31, 2013
         Filed March 5, 2014
         File Nos. 1-11178 and 033-59650

Dear Mr. Alletto:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Terence O'Brien for

                                    John Cash
                                    Branch Chief

Cc: Lucinda Treat, Revlon, Inc.